FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                  For the month of February (February 11, 2004)

                          THE NEWS CORPORATION LIMITED
--------------------------------------------------------------------------------
                              (Name of Registrant)

             2 Holt Street, Sydney, New South Wales, 2010, Australia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes                        No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes                        No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962,
333-6324,  333-6896,  333-7466,  333-10338,   333-10624,   333-12878,  333-8246,
333-13556,  333-106837,  333-112405,  333-112428  and  333-51434  filed  by  the
Registrant  under the Securities  Act of 1933.

Annexed hereto are excerpts from the announcements by The News Corporation Limited ("News Corporation") of its financial results for the quarter ended December 31, 2003 in Australian and U.S. dollars.


Such announcements were filed with the Australian Stock Exchange and released in New York on February 11, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    THE NEWS CORPORATION LIMITED



Date:    February 11, 2004                          By:   /s/ Arthur M. Siskind
                                                          ______________________
                                                          Arthur M. Siskind
                                                          Director

                                  EXHIBIT INDEX
                                  _____________



Exhibit                                                   Page No. in Sequential
_______                                                   Numbering System


A.       Excerpt from the announcement made by                          5
         News Corporation of its financial results in Australian dollars for the quarter ended
         December 31, 2003.

B.       Excerpt from the announcement made by                          9
         News Corporation of its financial results in U.S. dollars for the quarter ended
         December 31, 2003.

                                    EXHIBIT A
            EARNINGS RELEASE FOR THE QUARTER ENDED 31 DECEMBER, 2003
                              IN AUSTRALIAN DOLLARS




STATEMENT OF FINANCIAL PERFORMANCE(a)                                      3 Months Ended                  6 Months Ended
                                                           Note             31 December,                    31 December,
                                                                       2003            2002           2003             2002
                                                                   --------------  -------------- --------------   --------------
                                                                                A$ Millions (except per share amounts)

Sales revenue                                                1     $     7,899     $     8,420    $    14,980      $    15,351
Operating expenses                                                      (6,830)         (7,107)       (12,816)         (13,042)
                                                                   --------------  -------------- --------------   --------------
Operating income                                             1           1,069           1,313          2,164            2,309

Net profit (loss) from associated entities                                  43            (190)           130             (364)

Borrowing costs                                                           (203)           (249)          (428)            (526)
Interest income                                                             49              42            101               94
                                                                   --------------  -------------- --------------   --------------
Net borrowing costs                                                       (154)           (207)          (327)            (432)

Exchangeable securities expense                                            (27)            (23)           (55)             (46)
Other items before income tax, net                                         (99)            (47)            (6)             (47)
                                                                   --------------  -------------- --------------   --------------
Profit from ordinary activities before income tax                          832             846          1,906            1,420
                                                                   --------------  -------------- --------------   --------------

Income tax expense on:
   Ordinary activities before other items                                 (306)           (322)          (609)            (500)
   Other items                                                              35              22              2               22
                                                                   --------------  -------------- --------------   --------------
Net income tax expense                                                    (271)           (300)          (607)            (478)
                                                                   --------------  -------------- --------------   --------------

Net profit from ordinary activities after tax                              561             546          1,299              942

Net profit attributable to outside equity interests                        (60)           (116)          (154)            (217)

---------------------------------------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent Entity            $       501     $       430    $     1,145      $       725
---------------------------------------------------------------------------------------------------------------------------------

Net exchange gains recognised directly in equity                        (2,016)           (799)        (2,592)             371
Other items recognised directly in equity                                    -             152              -              152
                                                                   --------------  -------------- --------------   --------------

Total change in equity other than those resulting from
  transactions with owners as owners                               $    (1,515)    $      (217)   $    (1,447)     $     1,248
                                                                   ==============  ============== ==============   ==============

Diluted earnings per share on net profit attributable to members of the parent entity

Ordinary shares                                                    $      0.083    $      0.072   $      0.191     $      0.121
Preferred limited voting ordinary shares                           $      0.099    $      0.087   $      0.229     $      0.146

Ordinary and preferred limited voting ordinary shares              $      0.093    $      0.081   $      0.215     $      0.136


     ___________________________

(a) Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.




STATEMENT OF FINANCIAL POSITION                                                     31 December,            30 June,
                                                                                        2003                  2003
                                                                                 -------------------   -------------------
ASSETS                                                                                         A$ Millions
Current Assets
Cash                                                                             $       3,377         $         6,746
Cash on deposit                                                                            396                       -
Receivables                                                                              6,188                   5,701
Inventories                                                                              2,341                   1,931
Other                                                                                      659                     483
                                                                                 -------------------   -------------------
Total Current Assets                                                                    12,961                  14,861
                                                                                 -------------------   -------------------

Non-Current Assets
Cash on deposit                                                                              -                     698
Receivables                                                                              1,125                   1,219
Investments in associated entities                                                      14,318                   5,526
Other investments                                                                          869                   1,195
Inventories                                                                              3,772                   4,103
Property, plant and equipment                                                            5,666                   6,299
Publishing rights, titles and television licenses                                       29,994                  32,724
Goodwill                                                                                   328                     377
Other                                                                                      737                     745
                                                                                 -------------------   -------------------
Total Non-Current Assets                                                                56,809                  52,886
                                                                                 -------------------   -------------------

Total Assets                                                                     $      69,770         $        67,747
                                                                                 ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                                     $         414         $            33
Payables                                                                                 8,104                   8,298
Tax liabilities                                                                            762                     714
Provisions                                                                                 252                     258
                                                                                 -------------------   -------------------
Total Current Liabilities                                                                9,532                   9,303
                                                                                 -------------------   -------------------

Non-Current Liabilities
Interest bearing liabilities                                                            11,702                  12,396
Payables                                                                                 3,093                   3,545
Tax liabilities                                                                            711                     666
Provisions                                                                               1,074                   1,032
                                                                                 -------------------   -------------------
Total Non-Current Liabilities Excluding Exchangeable Preferred Securities               16,580                  17,639
                                                                                 -------------------   -------------------

Exchangeable preferred securities                                                        1,903                   2,084
                                                                                 -------------------   -------------------
Total Liabilities                                                                       28,015                  29,026

Shareholders' Equity
Contributed equity                                                                      34,303                  28,427
Reserves                                                                                   528                   2,760
Retained profits                                                                         1,768                   1,137
                                                                                 -------------------   -------------------

Shareholders' equity attributable to members of the parent entity                       36,599                  32,324
Outside equity interests in controlled entities                                          5,156                   6,397
                                                                                 -------------------   -------------------

Total Shareholders' Equity                                                              41,755                  38,721
                                                                                 -------------------   -------------------
Total Liabilities and Shareholders' Equity                                       $      69,770         $        67,747
                                                                                 ===================   ===================



STATEMENT OF CASH FLOWS                                                                6 Months Ended 31 December,
                                                                                        2003                  2002
                                                                                 -------------------   -------------------
Operating Activity                                                                             A$ Millions

Net profit attributable to members of the parent entity                          $       1,145         $         725
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                                                      (140)                  262
Outside equity interest                                                                    164                   217
Depreciation and amortisation                                                              437                   368
Other items, net                                                                           19                    146
Change in assets and liabilities:
   Receivables                                                                          (1,496)               (2,195)
   Inventories                                                                            (570)                 (611)
   Payables                                                                                789                 1,293
   Other liabilities                                                                       449                   316
                                                                                 -------------------   -------------------

Cash provided by operating activity                                                        797                   521

Investing and other activity

Property, plant and equipment                                                             (184)                 (327)
Acquisitions, net of cash acquired                                                        (199)                 (767)
Investments and acquisitions of interests in associated entities                        (4,297)                 (633)
Other investments                                                                          (66)                  (86)
Repayment of loans by associate                                                              -                   170
Proceeds from sale of non-current assets                                                   523                    95
                                                                                 -------------------   -------------------

Cash used in investing activity                                                         (4,223)               (1,548)

Financing activity

Issuance of debt                                                                           485                     -
Repayment of debt and exchangeable securities                                             (647)               (1,953)
Decrease in cash on deposit                                                                212                     -
Issuance of shares                                                                         759                 2,167
Dividends paid                                                                            (131)                 (133)
Leasing and other finance costs                                                              -                    (2)
                                                                                 -------------------   -------------------

Cash provided by financing activity                                                        678                    79
                                                                                 -------------------   -------------------

Net decrease in cash                                                                    (2,748)                 (948)
Opening cash balance                                                                     6,746                 6,337
Exchange movement on opening balance                                                      (621)                   74
                                                                                 -------------------   -------------------

Closing cash balance                                                             $       3,377         $       5,463
                                                                                 ===================   ===================



Note 1 - SEGMENT DATA                                                     3 Months Ended                  6 Months Ended
                                                                           31 December,                    31 December,
BY GEOGRAPHIC AREAS                                                    2003            2002           2003             2002
                                                                   --------------  -------------- --------------   --------------
                                                                            A$ Millions                    A$ Millions
Revenues
United States                                                      $     5,564     $     6,605    $    10,607      $    11,855
Europe                                                                   1,635           1,151          3,048            2,224
Australasia                                                                700             664          1,325            1,272
                                                                   --------------  -------------- --------------   --------------
                                                                   $     7,899     $     8,420    $    14,980      $    15,351
                                                                   ==============  ============== ==============   ==============

Operating Income

United States                                                      $       888     $     1,052    $     1,939      $     1,902
Europe                                                                      28             149            (10)             251
Australasia                                                                153             112            235              156
                                                                   --------------  -------------- --------------   --------------
                                                                   $     1,069     $     1,313    $     2,164      $     2,309
                                                                   ==============  ============== ==============   ==============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                                               $     1,940     $     2,403    $     3,841      $     4,007
Television                                                               2,215           2,598          3,755            4,458
Cable Network Programming                                                  836             901          1,791            1,908
Direct Broadcast Satellite Television*                                     600               -          1,002                -
Magazines and Inserts                                                      321             387            660              740
Newspapers                                                               1,212           1,208          2,337            2,311
Book Publishing                                                            479             587          1,007            1,217
Other                                                                      296             336            587              710
                                                                   --------------  -------------- --------------   --------------
                                                                   $     7,899     $     8,420    $    14,980      $    15,351
                                                                   ==============  ============== ==============   ==============


Operating Income

Filmed Entertainment                                               $       351     $       460    $       850      $       641
Television                                                                 236             296            509              639
Cable Network Programming                                                  265             218            468              432
Direct Broadcast Satellite Television*                                    (149)              -           (327)               -
Magazines and Inserts                                                       89             107            177              199
Newspapers                                                                 243             184            398              287
Book Publishing                                                             80              86            170              192
Other                                                                      (46)            (38)           (81)             (81)
                                                                   --------------  -------------- --------------   --------------
                                                                   $     1,069     $     1,313    $     2,164      $     2,309
                                                                   ==============  ============== ==============   ==============

* New segment reflecting the results of SKY Italia, consolidated as of 1 May, 2003.

                                    EXHIBIT B

            EARNINGS RELEASE FOR THE QUARTER ENDED DECEMBER 31, 2003
                         PREPARED FOR THE U.S. MARKET.
                     AUSTRALIAN READERS SHOULD REFER TO THE
                       AUSTRALIAN DOLLAR EARNINGS RELEASE.

STATEMENT OF FINANCIAL PERFORMANCE(a)                                    3 Months Ended                  6 Months Ended
                                                            Note          December 31,                    December 31,
                                                                       2003            2002           2003             2002
                                                                   --------------  -------------- --------------   --------------
                                                                                US $ Millions (except per ADR amounts)
Sales revenue                                                1     $     5,588     $     4,681    $    10,237      $     8,494
Operating expenses                                                       4,828           3,952          8,758            7,217
                                                                   --------------  -------------- --------------   --------------
Operating income                                             1             760             729          1,479            1,277

Net profit (loss) from associated entities                                  32            (106)            89             (202)

Borrowing costs                                                           (145)           (139)          (293)            (291)
Interest income                                                             35              24             69               52
                                                                   --------------  -------------- --------------   --------------
Net borrowing costs                                                       (110)           (115)          (224)            (239)

Exchangeable securities expense                                            (19)            (12)           (37)             (25)
Other items before income tax, net                                         (65)            (26)            (4)             (26)
                                                                   --------------  -------------- --------------   --------------
Profit from ordinary activities before income tax                          598             470          1,303              785
                                                                   --------------  -------------- --------------   --------------

Income tax expense on:
   Ordinary activities before other items                                 (217)           (178)          (416)            (276)
   Other items                                                              23              12              1               12
                                                                   --------------  -------------- --------------   --------------
Net income tax expense                                                    (194)           (166)          (415)            (264)
                                                                   --------------  -------------- --------------   --------------

Net profit from ordinary activities after tax                              404             304            888              521

Net profit attributable to outside equity interests                        (43)            (65)          (105)            (120)

---------------------------------------------------------------------------------------------------------------------------------
Net Profit Attributable to Members of the Parent Entity            $       361     $       239    $       783      $       401
---------------------------------------------------------------------------------------------------------------------------------

Net exchange gains recognized directly in equity                           585             186            627              178
Other items recognized directly in equity                                    -              86              -               86
                                                                   --------------  -------------- --------------   --------------

Total change in equity other than those resulting from
  transactions with owners as owners                               $       946     $       511    $     1,410      $       665
                                                                   ==============  ============== ==============   ==============

Diluted earnings per ADR on net profit attributable to members of the parent entity

Ordinary ADRs                                                      $      0.24     $      0.16    $      0.52      $      0.27
Preferred limited voting ordinary ADRs                             $      0.29     $      0.19    $      0.63      $      0.32

Ordinary and preferred limited voting ordinary ADRs                $      0.27     $      0.18    $      0.59      $      0.30


________________________
(a) Following the issuance in June 2002 of the revised Australian Accounting Standard AASB 1018 "Statement of Financial Performance" this statement has been reformatted from previous presentations to be consistent with the format prescribed in the revised Australian Accounting Standard.





STATEMENT OF FINANCIAL POSITION                                                     December 31,            June 30,
                                                                                        2003                  2003
                                                                                 -------------------   -------------------
ASSETS                                                                                        US $ Millions
Current Assets
Cash                                                                             $       2,498         $         4,477
Cash on deposit                                                                            293                       -
Receivables                                                                              4,578                   3,784
Inventories                                                                              1,732                   1,282
Other                                                                                      488                     321
                                                                                 -------------------   -------------------
Total Current Assets                                                                     9,589                   9,864
                                                                                 -------------------   -------------------

Non-Current Assets
Cash on deposit                                                                              -                     463
Receivables                                                                                832                     809
Investments in associated entities                                                      10,592                   3,667
Other investments                                                                          643                     793
Inventories                                                                              2,791                   2,723
Property, plant and equipment                                                            4,192                   4,180
Publishing rights, titles and television licenses                                       22,189                  21,719
Goodwill                                                                                   243                     250
Other                                                                                      545                     495
                                                                                 -------------------   -------------------
Total Non-Current Assets                                                                42,027                  35,099
                                                                                 -------------------   -------------------

Total Assets                                                                     $      51,616         $        44,963
                                                                                 ===================   ===================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Interest bearing liabilities                                                     $         306         $            22
Payables                                                                                 5,997                   5,507
Tax liabilities                                                                            564                     474
Provisions                                                                                 186                     171
                                                                                 -------------------   -------------------
Total Current Liabilities                                                                7,053                   6,174
                                                                                 -------------------   -------------------

Non-Current Liabilities
Interest bearing liabilities                                                             8,657                   8,227
Payables                                                                                 2,288                   2,353
Tax liabilities                                                                            526                     442
Provisions                                                                                 795                     685
                                                                                 -------------------   -------------------
Total Non-Current Liabilities Excluding Exchangeable Preferred Securities               12,266                  11,707
                                                                                 -------------------   -------------------

Exchangeable preferred securities                                                        1,408                   1,383
                                                                                 -------------------   -------------------
Total Liabilities                                                                       20,727                  19,264

Shareholders' Equity
Contributed equity                                                                      21,608                  17,262
Reserves                                                                                 2,530                   1,685
Retained profits                                                                         2,937                   2,506
                                                                                 -------------------   -------------------

Shareholders' equity attributable to members of the parent entity                       27,075                  21,453
Outside equity interests in controlled entities                                          3,814                   4,246
                                                                                 -------------------   -------------------

Total Shareholders' Equity                                                              30,889                  25,699
                                                                                 -------------------   -------------------
Total Liabilities and Shareholders' Equity                                       $      51,616         $        44,963
                                                                                 ===================   ===================



STATEMENT OF CASH FLOWS                                                                6 Months Ended December 31,
                                                                                        2003                  2002
                                                                                 -------------------   -------------------
Operating Activity                                                                            US $ Millions
Net profit attributable to members of the parent entity                          $         783         $         401
Adjustment for non-cash and non-operating activities:
Equity earnings, net                                                                       (96)                  145
Outside equity interest                                                                    112                   120
Depreciation and amortization                                                              299                   204
Other items, net                                                                           13                     81
Change in assets and liabilities:
   Receivables                                                                          (1,107)               (1,236)
   Inventories                                                                            (422)                 (344)
   Payables                                                                                711                   748
   Other liabilities                                                                       332                   178
                                                                                 -------------------   -------------------

Cash provided by operating activity                                                        625                   297

Investing and other activity

Property, plant and equipment                                                             (136)                 (184)
Acquisitions, net of cash acquired                                                        (147)                 (432)
Investments and acquisitions of interests in associated entities                        (3,179)                 (357)
Other investments                                                                          (49)                  (48)
Repayment of loans by associate                                                              -                    96
Proceeds from sale of non-current assets                                                   387                    54
                                                                                 -------------------   -------------------

Cash used in investing activity                                                         (3,124)                 (871)

Financing activity

Issuance of debt                                                                           359                     -
Repayment of debt and exchangeable securities                                             (479)               (1,100)
Decrease in cash on deposit                                                                157                     -
Issuance of shares                                                                         529                 1,220
Dividends paid                                                                             (97)                  (75)
Leasing and other finance costs                                                              -                    (1)
                                                                                 -------------------   -------------------

Cash provided by financing activity                                                        469                    44
                                                                                 -------------------   -------------------

Net decrease in cash                                                                    (2,030)                 (530)
Opening cash balance                                                                     4,477                 3,574
Exchange movement on opening balance                                                        51                    32
                                                                                 -------------------   -------------------

Closing cash balance                                                             $       2,498         $       3,076
                                                                                 ===================   ===================





Note 1 - SEGMENT DATA                                                     3 Months Ended                  6 Months Ended
                                                                           December 31,                    December 31,
BY GEOGRAPHIC AREAS                                                    2003            2002           2003             2002
                                                                   --------------  -------------- --------------   --------------
                                                                           US $ Millions                  US $ Millions
Revenues
United States                                                      $     3,937     $     3,670    $     7,248      $     6,559
Europe                                                                   1,155             641          2,083            1,231
Australasia                                                                496             370            906              704
                                                                   --------------  -------------- --------------   --------------
                                                                   $     5,588     $     4,681    $    10,237      $     8,494
                                                                   ==============  ============== ==============   ==============

Operating Income

United States                                                      $       635     $       584    $     1,325      $     1,052
Europe                                                                      18              83             (7)             139
Australasia                                                                107              62            161               86
                                                                   --------------  -------------- --------------   --------------
                                                                   $       760     $       729    $     1,479      $     1,277
                                                                   ==============  ============== ==============   ==============


BY INDUSTRY SEGMENT

Revenues

Filmed Entertainment                                               $     1,377     $     1,335    $     2,625      $     2,217
Television                                                               1,555           1,443          2,566            2,467
Cable Network Programming                                                  597             502          1,224            1,056
Direct Broadcast Satellite Television*                                     421               -            685                -
Magazines and Inserts                                                      229             215            451              409
Newspapers                                                                 858             672          1,597            1,279
Book Publishing                                                            341             326            688              673
Other                                                                      210             188            401              393
                                                                   --------------  -------------- --------------   --------------
                                                                   $     5,588     $     4,681    $    10,237      $     8,494
                                                                   ==============  ============== ==============   ==============


Operating Income

Filmed Entertainment                                               $       253     $       255    $       581      $       355
Television                                                                 168             165            347              353
Cable Network Programming                                                  187             121            320              239
Direct Broadcast Satellite Television*                                    (106)              -           (223)               -
Magazines and Inserts                                                       63              59            121              110
Newspapers                                                                 170             102            272              159
Book Publishing                                                             57              48            116              106
Other                                                                      (32)            (21)           (55)             (45)
                                                                   --------------  -------------- --------------   --------------
                                                                   $       760     $       729    $     1,479      $     1,277
                                                                   ==============  ============== ==============   ==============


* New segment reflecting the results of SKY Italia, consolidated as of May 1, 2003.